PENN CAPITAL MANAGEMENT
CODE OF ETHICS

As a member of Penn Capital Management you are required to follow and maintain a high quality of ethics as established in the following policy:

As a condition of my employment, I accept the principle that the welfare of the Company depends upon the conduct and honesty of the employee and upon the trust and confidence of the public. Our clients rightly expect honesty, security, and confidentiality in their accounts and Company affairs.

Therefore:

     A). I agree to give no unauthorized information relative to the accounts of the Company or its relations to others, and to discuss no matters of a confidential nature relating to the affairs of the clients, unless such discussion is in the necessary course of business and is in accordance with this policy.

     B). I agree to inform the Officers of the Company, without delay, of any fraud, false entry, substantial error, embezzlement, and employee misconduct, which I discover or know to have taken place in any records, property, or funds of the Company and to report any transaction of matter that seems to be irregular or damaging to the Company.


I further agree that violation of this pledge of responsibility is a violation of the Company's trust in me and will result in the termination of my employment.



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                                                             Employee Signature